SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2002

                                     ABB Ltd
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
           -------------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        -----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international:+ 011-41-1-317-7111
                                                     -------------------




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No  X
                         ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated April 24, 2002, in respect of its financial results for the first quarter of its 2002 fiscal year.

Press Release

For your business and technology editors


ABB's operational and financial restructuring on track

Four divisions report order increases over Q4 2001

o     Net income US$ 114 million in Q1

o     EBIT margin in line with outlook of 4-5 percent

o    Operational cash flow seasonally negative, but stronger than in Q1 2001

o Total orders down 5 percent in local currencies from Q4, but four divisions report increases o ABB to combine most industry customer activities into one division o Financial strategy progressing on plan

Zurich, Switzerland, April 24, 2002 - ABB said today its net income for the first quarter of 2002 was US$ 114 million, compared with US$ 138 million in the same period last year. Its first quarter EBIT margin (4.5 percent) was in line with its 2002 target. Operational cash flow, at US$ -138 million, was stronger than in the first quarter of 2001 (US$ -217 million).

Four divisions increased orders in local currencies in the first quarter, compared to the fourth quarter of 2001. Automation Technology Products grew by 11 percent, Power Technology Products by 21 percent, Process Industries by 12 percent and Manufacturing and Consumer Industries by 3 percent in local currencies. Total group orders decreased 5 percent compared with the previous quarter. The order backlog has grown to more than US$ 13.7 billion, an increase of 4 percent in local currencies since the end of 2001.

Compared to a strong first quarter last year, total orders were down 15 percent in local currencies. Orders from strategic customers declined less, by only 5 percent.

"We see some favorable early signs in order development, notably in the Power and Automation Technology Products divisions," said Jorgen Centerman, ABB president and CEO. "It is too soon to say if we have a broader upturn ahead, but we are confident ABB will reach its revenue and margin targets for the year. Operationally and financially, we're on track."

ABB cut another 2,200 jobs in the first quarter, partly through natural attrition. Restructuring provisions were US$ 55 million.

In line with its strategy to focus on power and automation technologies for utility and industry customers, ABB announced it intends to divest the Building Systems business area, currently part of the Manufacturing and Consumer Industries division. The other three business areas in the Manufacturing and Consumer Industries division will be combined with the Process Industries division in a newly-created Industries division.

ABB reported good progress in implementing its financing strategy. The company will complete the amendment of its US$ 3 billion credit facility tomorrow and confirmed that nearly all of its original 24 relationship banks have committed to participate. ABB also confirmed it is on track to reduce net debt by at least US$ 1.5 billion in 2002, partly through the divestment of Structured Finance businesses and other asset sales.

In regard to asbestos claims pending against Combustion Engineering, a US subsidiary, ABB said that about 13,300 claims were settled in the first quarter, more than 50 percent without payment. As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, the number of pending claims remained at around 94,000 after the first quarter. Settlement costs prior to insurance reimbursement were US$ 51 million, up from US$ 37 million in the first quarter last year.


----------------------------------------------------------------------------------------------------------------
US$ in millions, except per share         Jan - March 2002   Jan-March 2001    Change       Change in local
data                                                                                           currencies
----------------------------------------------------------------------------------------------------------------
Orders                                               5,523            6,786      - 19%                - 15%
--------------------------------------------- ------------------ ---------------- ----------- ------------------
Revenues                                             5,149            5,380       - 4%                 - 1%
----------------------------------------------------------------------------------------------------------------
Earnings before interest and taxes (EBIT)              235              334      - 30%                 - 25%
----------------------------------------------------------------------------------------------------------------
Income  from continuing operations                     108              201      - 46%
----------------------------------------------------------------------------------------------------------------
Income (loss) from  extraordinary items and              6              (63)
accounting changes
----------------------------------------------------------------------------------------------------------------
Net income                                             114              138      - 17%
----------------------------------------------------------------------------------------------------------------
Earnings per share (US$)
Income  from continuing operations, basic
and diluted:                                          0.10             0.17
Net income, basic and diluted:                        0.10             0.12

----------------------------------------------------------------------------------------------------------------
EBITDA                                                 387              524      - 26%                 - 22%
----------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                 (138)            (217)
----------------------------------------------------------------------------------------------------------------


Organizational and management changes

Dinesh Paliwal, head of the former Process Industries division, will head the newly created Industries division.

Jan Secher, previously head of the Manufacturing and Consumer Industries division, will take over from Eric Drewery as head of Group Processes, the division driving the implementation of common processes and shared services throughout ABB. Secher will also retain responsibility for the business area Building Systems, and oversee its divestment.

Drewery is retiring for health reasons after a long, distinguished career with ABB. Formerly head of ABB's organization in the U.K., he led the Group Transformation unit last year and assumed responsibility for Group Processes early this year.

The ABB Board of Directors appointed Bernhard Jucker, 47, new head of the Automation Technology Products division. Jucker, a Swiss citizen, has headed the Drives and Power Electronics business area in the Automation Technology Products division since November 2000. Jucker succeeds Jouko Karvinen, who has accepted an offer from Philips to head its medical systems business.

Key financial developments

First quarter orders decreased 15 percent expressed in local currencies compared with the same period in 2001, or 19 percent in nominal terms, to US$ 5,523 million. Year-on-year, all divisions except Power Technology Products reported lower orders compared to the first quarter of 2001.

Base orders (orders below US$ 15 million) represented 88 percent of total first quarter orders. Base orders declined about 14 percent in local currencies compared with the first quarter of 2001, or around 17 percent in nominal terms. Large orders fell by 28 percent in both local and nominal currency terms.

First quarter revenues were flat in local currencies, and decreased 4 percent in nominal terms to US$ 5,149 million. Oil, Gas and Petrochemicals and Power Technology Products reported double digit growth on the back of a strong order backlog and continued demand for power transmission equipment, respectively.

The order backlog has increased by 2 percent to US$ 13,754 million, or 4 percent in local currencies, since year-end 2001.

EBIT for the first quarter of 2002 was US$ 235 million, some 30 percent lower than the same period last year. EBIT included other income of US$ 18 million, comprising restructuring charges of US$ 55 million (Q1 2001: US$ 6 million), capital gains of US$ 58 million (Q1 2001: US$ 3 million), US$ 7 million for write-down of assets (Q1 2001: US$ 1 million), and income from equity accounted companies, licenses and other of US$ 22 million (Q1 2001: US$ 52 million).

After net interest expense and taxes, income from continuing operations was US$ 108 million, 46 percent below first quarter 2001.

Net income decreased by 17 percent to US$ 114 million in the first quarter compared with the same period last year.

Net cash from operating activities improved year-on-year, but was negative US$ 138 million. In line with ABB's usual quarterly pattern, working capital increased slightly from historically low levels at the end of 2001 and certain non-cash one-time charges became cash-effective, including restructuring charges.

Balance sheet and liquidity

Cash and marketable securities totaled US$ 6,583 million at March 31, 2002. Net debt (defined as short-, medium- and long-term debt less cash and marketable securities) increased to US$ 4,487 million from US$ 4,077 million at the end of 2001.

In December 2001, the company established a US$ 3 billion committed bank facility. ABB drew down US$ 2,845 million under this facility in March, securing more than enough cash to meet all its commercial paper obligations maturing during the remainder of 2002. The drawdown did not increase ABB's net debt, but replaced other short-term borrowings and added to cash equivalents.

ABB's liquidity was further strengthened on April 2 when its lead banks committed to fully underwrite the amended US$ 3 billion credit facility.

As part of its goal to extend the maturity profile of its debt, ABB announced that it will issue a combination of convertible and straight bonds in the second quarter of 2002. ABB will start a bond investor road show on April 30 and plans to price and launch its straight bond issue in mid-May.

Outlook<F1>

The outlook remains unchanged. For 2002, revenues are expected to be flat in comparison to 2001. EBIT margin for the full year 2002 is expected to be in the range of 4-5 percent. EBIT and net cash from operations are expected to be stronger in the second half of 2002 than in the first half.

ABB's target is to grow revenues on average by 6 percent annually in the period 2001-2005. EBIT margin is expected to reach 9-10 percent by 2005.

<F1>Assumes  no major  currency  effects and  excludes  major  acquisitions  and divestments

Employees

As of March 31, 2002, ABB employed 151,829 people compared to 156,865 at year-end 2001. Since June 30, 2001, the number of jobs (excluding acquisitions and divestments) decreased by more than 9,300.

Asbestos update

New claims filed during the first quarter of 2002 in connection with asbestos litigation against Combustion Engineering, a U.S. subsidiary, were about 14,300, a decrease of 5 percent compared to the fourth quarter of 2001.

Of about 13,300 claims settled during the period, more than 50 percent were settled without payment.

Settlement costs prior to insurance reimbursement were US$ 51 million, up from US$ 37 million in the first quarter last year.

As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, the number of pending claims remained at around 94,000 after the first quarter.

Combustion Engineering considers that the full-year trends for 2002 for new claim filings, claims settled and cash settlements cannot be reliably estimated based on the first quarter developments and does not consider it necessary to change provisions.

Technology

Industrial IT, a common  systems  integration  architecture,  harmonizes all ABB
offerings   and  allows  the   inclusion  of   third-party   products  in  ABB's
installations for utility and industry customers.

The process of certifying ABB products to its Industrial IT standards was well ahead of schedule by the end of the first quarter of 2002. Some 9,000 ABB products and product lines have now been certified. Close to 8,000 were certified in the first quarter and ABB is committed to ratify all relevant products and product lines by year-end - a total of about 40,000.

ABB opened a research and development center in the Indian city of Bangalore to concentrate on software development and Industrial IT. Some 50 software engineers and programmers are working at the center.

Board of directors

The ABB Board of Directors, in its first meeting for 2002, constituted two board committees designed to strengthen ABB's corporate governance. The Nomination and Compensation Committee will be headed by board chairman Jurgen Dormann, with Martin Ebner and Hans Ulrich Maerki as other members. Bernard Voss will head the Finance and Audit committee, whose other members are Jacob Wallenberg and Roger Agnelli.

Division reviews

Power and Automation Technology Products serve their customers through external channel partners and ABB's end-user divisions. As part of ABB's customer-centric strategy, some customers are progressively being served directly by channel partners such as wholesalers, systems integrators and distributors. As a result, orders, revenues and earnings associated with these customers are no longer reflected in the end-user divisions. At the same time, internal eliminations
(currently presented in the line item Corporate/Other) decrease accordingly. There is no impact on the Group's consolidated results.

The ABB Group's reporting currency is the U.S. dollar, which strengthened against most of ABB's local currencies since last year. The strengthened dollar continued to impact results unfavorably during the first quarter. All figures reflect the first three months activity and, except for EBIT margins, comments refer to local currency figures.

EBIT excluding capital gains is shown only if the aggregate of such gains for the division is material (in any case, if capital gains represent more than 10 percent of divisional EBIT).

Utilities


---------------------------------------------------------------------------------------------------------
                                         Jan - March   Jan- March 2001           Change            Change
US$ in millions, except where                   2002                                             in local
indicated                                                                                      currencies
---------------------------------------------------------------------------------------------------------
Orders                                         1,455             1,700            - 14%             - 11%
---------------------------------------------------------------------------------------------------------
Revenues                                       1,075             1,196            - 10%              - 7%
---------------------------------------------------------------------------------------------------------
EBIT                                              32                40            - 20%             - 17%
---------------------------------------------------------------------------------------------------------
EBIT margin                                     3.0%              3.3%
---------------------------------------------------------------------------------------------------------


In the Americas, demand from independent power producers for plant and control systems slowed. In several key markets investment shifted from power sources to transmission and distribution.

Highlights of the quarter included a US$ 50 million order to install a new high-voltage direct current transmission system between the eastern and western power grids of the U.S., scheduled to enter commercial operation in October 2003. The division simplified its business structure, reducing the number of business areas to three. This sharpened its focus on growing consulting and field service business, as well as reducing cost overheads.

First quarter orders declined 11 percent due to lower base orders, mainly because Power Technology Products served progressively more customers via channel partners. Base orders also declined as a result of the slowdown in the power generator and substations business. The decline in base orders was partly offset by higher large orders.

Revenues decreased 7 percent in line with the lower volume of base orders. The decline was partly offset by increased sales in Utility Automation and Utility Partner business areas.

EBIT fell 17 percent mainly on lower product sales, although underlying operational performance actually improved on a like-for-like basis. EBIT margin was 3 percent.


Process Industries



--------------------------------------------------------------------------------------------------------
                                         Jan - March   Jan- March            Change           Change
US$ in millions, except where                   2002         2001                           in local
indicated                                                                                 currencies
--------------------------------------------------------------------------------------------------------
Orders                                           808        1,055            -  23%            - 19%
--------------------------------------------------------------------------------------------------------
Revenues                                         633          775             - 18%            - 15%
--------------------------------------------------------------------------------------------------------
EBIT                                              30           35             - 14%            - 12%
--------------------------------------------------------------------------------------------------------
EBIT margin                                     4.7%          4.5%
--------------------------------------------------------------------------------------------------------



The slowdown in the world economy continued to have a negative impact on customer demand in the process industries, as many customers reduced or delayed capital expenditures. Nevertheless, the division established several new alliances and frame agreements, and has put in place its new service organization.

Highlights of the first quarter included new product launches, including ProduceIT ME and Industrial IT for Basic Quality Control, aimed respectively at the fast-growing pharmaceuticals and Chinese paper machine markets.

Orders decreased 19 percent compared with the first quarter of 2001. This was largely due to selected customers being served more directly by channel partners selling ABB's automation and power technology products. Compared with the third and fourth quarters of 2001, first quarter orders showed double digit increases
- largely driven by strong growth in Paper, Printing, Metals and Minerals.

Reflecting the order downturn in the second half of 2001, first quarter revenues declined by 15 percent. Excluding ABB product sales now handled via channel partners, revenues increased in Marine and Turbocharging and Petroleum, Chemical and Life Sciences.

First quarter EBIT decreased 12 percent, mainly due to the drop in year-on-year volumes for Paper, Printing, Metals and Minerals. EBIT reported by all other business areas was flat or improved. EBIT margin increased slightly to 4.7 percent as a result of cost-cutting to improve productivity, including a 2 percent reduction in jobs during the first quarter.


Manufacturing and Consumer Industries




-------------------------------------------------------------------------------------------------------
                                         Jan - March       Jan- March          Change           Change
US$ in millions, except where                   2002             2001                         in local
indicated                                                                                   currencies
-------------------------------------------------------------------------------------------------------
Orders                                           959            1,337           - 28%            - 25%
-------------------------------------------------------------------------------------------------------
Revenues                                         841            1,163             - 28%          - 24%
-------------------------------------------------------------------------------------------------------
EBIT                                             - 6               37                NA             NA
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
EBIT margin                                       NA             3.2%
-------------------------------------------------------------------------------------------------------



Despite continued low investment levels in most manufacturing and consumer industries - electronics, computers, telecoms and automotive - there were cautious signs of recovery in specific market segments. The building construction market continued to weaken, particularly in Europe.

First quarter orders dropped 25 percent compared with the same period last year, with the sharpest decline in Building Systems. Orders were up 3 percent versus the fourth quarter, reflecting higher order intake in all business areas except Logistics Systems

Year-on-year, first quarter revenues were down by 24 percent. The largest reductions were in Automotive and Building Systems, reflecting both lower order backlogs and reduced product sales. Lower product sales resulted from the transfer of smaller customers to more direct supply by ABB's product divisions.

EBIT was a loss of US$ 6 million for the first quarter, mainly due to low volumes and restructuring costs.


Oil, Gas and Petrochemicals

-------------------------------------------------------------------------------------------------------
                                         Jan - March     Jan - March           Change           Change
US$ in millions, except where                   2002            2001                          in local
indicated                                                                                   currencies
-------------------------------------------------------------------------------------------------------
Orders                                           627              961           - 35%            - 34%
-------------------------------------------------------------------------------------------------------
Revenues                                         972              769             + 26%          + 29%
-------------------------------------------------------------------------------------------------------
EBIT                                              45               41             + 10%          + 10%
-------------------------------------------------------------------------------------------------------
EBIT margin                                      4.6%             5.3%
-------------------------------------------------------------------------------------------------------


In Upstream markets, oil prices have recently recovered and are again within the US$ 22 - 28 per barrel OPEC band, mainly as a result of fears over the Middle East conflict. Higher prices have not resulted in significantly increased investment, however, as the longer-term outlook remains uncertain. In Downstream, low levels of activity have continued into the first quarter of 2002.

Highlights of the quarter included a US$ 165 million contract to expand an ethylene plant in Poland, as well an important ethylbenzene technology conversion project with Dow Chemical, a strategic alliance with China Petroleum & Chemical Corporation, and a maintenance and modification frame agreement with the Norwegian Statoil company for several of its installations.

Orders decreased 34 percent compared with first quarter 2001, which had a particularly high order intake. Several large Upstream projects were awarded in the first quarter, as well as important technology license projects in Downstream.

First quarter revenues increased 29 percent overall, fed by Upstream's high order backlog. Downstream revenues also increased, but more modestly given its lower backlog.

EBIT increased 10 percent compared with first quarter 2001, although EBIT margin decreased to 4.6 percent.


Power Technology Products



---------------------------------------------------------------------------------------------------------
                                         Jan - March      Jan - March             Change           Change
US$ in millions, except where                   2002             2001                            in local
indicated                                                                                      currencies
---------------------------------------------------------------------------------------------------------
Orders                                         1,133            1,105             +  3%             + 7%
---------------------------------------------------------------------------------------------------------
Revenues                                         992              855             + 16%            + 21%
---------------------------------------------------------------------------------------------------------
EBIT                                              66               64              + 3%             + 6%
---------------------------------------------------------------------------------------------------------
EBIT margin                                      6.7%             7.5%
---------------------------------------------------------------------------------------------------------


Good demand continued in Asian markets - particularly China - while Europe and the Americas were mixed. The Middle East and Africa showed increased investment activity.

First quarter orders increased 7 percent compared with the same period in 2001, as base orders showed double-digit improvement. Order growth was fuelled by Power Transformers, while Distribution Transformers showed modest growth and High-Voltage Technology was negatively impacted by the timing of large orders. Compared with the fourth quarter of 2001, orders grew by 21 percent on increased demand and higher product sales across all business areas.

Revenues were up 21 percent for the first quarter of 2002, mainly driven by double-digit growth in High-Voltage Technology and Power Transformers. Revenues increased substantially despite an 8 percent reduction in the division's workforce since June 2001, indicating good progress in its productivity program.

Despite significantly higher restructuring charges, EBIT increased 6 percent and EBIT margin declined to 6.7 percent. Excluding restructuring, EBIT increased by about 40 percent.


Automation Technology Products





-----------------------------------------------------------------------------------------------------
                                         Jan - March  Jan- March            Change           Change
US$ in millions, except where                   2002        2001                           in local
indicated                                                                                currencies
-----------------------------------------------------------------------------------------------------
Orders                                         1,320       1,419              - 7%             - 3%
-----------------------------------------------------------------------------------------------------
Revenues                                       1,221       1,276              - 4%           +/- 0%
-----------------------------------------------------------------------------------------------------
EBIT                                              81         112             - 28%            - 25%
-----------------------------------------------------------------------------------------------------
EBIT margin                                     6.6%         8.8%
-----------------------------------------------------------------------------------------------------


Demand for automation products was weak overall during the first quarter, although some sectors - for example, robotics and drives - showed the first signs of recovery from very depressed levels in the second half of 2001. In particular, U.S. markets remained slow, while Asia - particularly China - continue to grow.

First quarter orders were down 3 percent compared with the same period in 2001, with all business areas reporting lower volumes. Compared with the fourth quarter, order intake showed an 11 percent increase on strong growth in Drives and Power Electronics and Motors and Machines, with a more modest increase in Low-Voltage Products. Order intake in Control and Instrumentation as well as Robotics was slightly down from the fourth quarter of 2001.

Revenues were flat quarter-on-quarter, but declined 7 percent from the fourth quarter 2001.

EBIT dropped 25 percent compared with the first quarter of 2001 mainly on as a result of the timing of restructuring charges. Accordingly, EBIT margin declined to 6.6 percent. Compared with the fourth quarter, EBIT increased sharply due to lower restructuring charges and the first benefits of an 8 percent job reduction during the second half of 2001.


Financial Services



-----------------------------------------------------------------------------------------------------
                                         Jan - March     Jan - March         Change           Change
US$ in millions, except where                   2002            2001                        in local
indicated                                                                                 currencies
-----------------------------------------------------------------------------------------------------
Revenues                                         336              479         - 30%            - 27%
------------------------------------ ---------------- ---------------- ----------------- ----------------
EBIT                                              82               84          - 2%             + 3%
------------------------------------ ---------------- ---------------- ----------------- ----------------

General interest rates trended upward, with reduced volatility in foreign exchange markets. Insurance premiums were higher than last year, as insurance companies recouped September 11 losses.

Revenues dropped 27 percent compared with the first quarter of 2001, mainly due to run-off of the Scandinavian Re portfolio and associated lower premium and investment income. Treasury Centers also reported lower revenues as a result of flat trading markets.

First quarter EBIT increased 3 percent, as a good technical result in Insurance was somewhat offset by lower investment results. Structured Finance reported strong earnings from Swedish Export Credit (SEK). Equity Ventures and Treasury Centers reported moderately lower earnings compared with the same period last year.

Corporate/Other


----------------------------------------------------------------------------------------------
                                                                Jan - March      Jan - March
US$ in millions, except where indicated                                 2002            2001
-----------------------------------------------------------------------------------------------
EBIT                                                         - 95                   - 79
-----------------------------------------------------------------------------------------------
    New Ventures                                                         -21            - 20
---------------------------------------------------------- ---------------------- --------------
    Corporate R & D                                                      -18            - 21
------------------------------------------------------------------------------------------------
    Group Processes                                                      -30            - 12
------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
    Real estate                                                           12              18
------------------------------------------------------------------------------------------------
    Elimination of AFS interest income                                   -36            - 30
------------------------------------------------------------------------------------------------
    Other Corporate                                                      -62            - 15
-------------------------------------------------------------------------------------------------
    Capital Gains                                                             60           1
-------------------------------------------------------------------------------------------------


For the first quarter, total operating costs from Corporate/Other increased to US$ 95 million. Corporate Research and Development costs decreased, mainly due to the reduction of overlapping projects. As a result of consolidating processes across group companies, expenses for Group Processes increased.

Other Corporate mainly includes costs for the corporate functions provided by group holding companies. In the first quarter of 2002, it also includes a non-recurring recovery of a prior period cost of US$ 38 million (net of expected tax costs), offset by non-recurring costs of US$ 45 million, principally relating to inventory and land.

Most of the capital gain recorded in the first quarter of 2002 relates to the divestment of the Air Handling business.

Reporting dates

The remaining quarterly reporting dates in 2002 for ABB Ltd are scheduled for July 24 and October 24.

The company will host a conference call for analysts and investors to discuss its first quarter results today at 15:00 Central European Time. Teleconference callers should dial +41 91 610 4111 in Europe and +1 412 858 4600 in the U.S. and Canada. The facility is also available to the media on a "listen only" basis.

The 2002 first quarter results release and presentation slides will be available from the morning of Wednesday, April 24th on the ABB Investor Relations homepage at www.abb.com/investorrelations.

The audio playback of the conference call will be available for 72 hours following the conference call on +41 91 610 2500 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 605#.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 152,000 employees in more than 100 countries.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.





















For more information please contact:

--------------------------------------------------------------------------------
Media Relations:                           Investor Relations:
--------------------------------------------------------------------------------
ABB Corporate Communications, Zurich       Switzerland: Tel. +41 43 317 38 04
--------------------------------------------------------------------------------
Thomas Schmidt                             Sweden: Tel. +46 21 325 719
--------------------------------------------------------------------------------
Tel:  +41 43 317 6492                      USA: Tel. + 1 203 750 7743
--------------------------------------------------------------------------------
Fax: +41 43 317 6494                       investor.relations@ch.abb.com
--------------------------------------------------------------------------------
media.relations@ch.abb.com
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ABB LTD

Date:  April 24, 2002                  By:  /s/  BEAT HESS
                                          -----------------------------------
                                          Name:  Beat Hess
                                          Title: Group Senior Officer



                                       By:  /s/ HANS ENHORNING
                                            -----------------------------------
                                            Name:  Hans Enhorning
                                            Title: Group Vice President